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SEC FILE NUMBER
8-066985

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/231/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McDonald Partners, LLC

SEC Mail Processing
APR 10 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 E 9th Street Suite 3700
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arnold McDonald	216-912-0567	bmcdonald@mcdonald-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maloney Novotny
(Name – if individual, state last, first, and middle name)

1111 Superior Ave #700	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

10/22/2003	320
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold McDonald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McDonald Partners, LLC, as of 4/15, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIC OTT
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 01-07-26

Signature: ____________

Title: CEO

Notary Public

SEC Mail Processing

APR 16 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☒ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

McDonald Partners
Proven. Principled. Progress.

MCDONALD PARTNERS, LLC AND SUBSIDIARY

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2023

MCDONALD PARTNERS, LLC AND SUBSIDIARY

YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Shareholders
McDonald Partners, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonald Partners, LLC and Subsidiaries, as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McDonald Partners, LLC and Subsidiaries as of December 31,2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McDonald Partners, LLC and Subsidiaries' management. Our responsibility is to express an opinion on McDonald Partners, LLC and Subsidiaries' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to McDonald Partners, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

Schedules I-A, I-B. II and III (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of McDonald Partners, LLC and Subsidiaries' financial statements. The supplemental information is the responsibility of McDonald Partners, LLC and Subsidiaries' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maloney + Novotny LLC

We have served as McDonald Partners, LLC and Subsidiaries' auditor since 2021.

Cleveland, Ohio
April 15, 2024

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 276,113	
Restricted cash and deposits	100,000	$ 376,113
Advisory fees and commissions receivable less allowance for credit losses of $3510		2,520,821
Prepaid expenses		41,971
ROU asset		419,319
Property and equipment, net		33,154
Other Asset		172,259
		$ 3,563,637

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,421,016
Lease liability	477,334
Unearned rebate	125,000
	2,023,350
MEMBERS' EQUITY	1,540,287
	$ 3,563,637

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

REVENUES	
Advisory fees	$ 10,228,544
Commissions	2,072,869
Other Income	214,405
	12,515,818
EXPENSES	
Commissions, employee compensation, and benefits	10,365,197
Professional	530,541
Communications and data processing	392,598
Office Rent	361,214
Regulatory	84,859
Clearing	285,061
Other	1,093,880
Depreciation	21,482
	13,134,832
NET LOSS	$ (619,014)

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2023

	Members' Equity
Balance at January 1, 2023	$ 2,162,830
Distributions	(3,529)
Contributions	-
Net Loss	(619,014)
Balance at December 31, 2023	$ 1,540,287

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (619,014)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back (deduct) items not affecting cash:		
Amortization of unearned rebate	$ (214,286)	
Depreciation	21,482	
Amortization of right of use asset	240,016	
Changes in operating assets and liabilities:		
Advisory fees and commissions receivable	(21,009)	
Prepaid expenses	58,958	
Other Assets	100,000	
Accounts payable and accrued expenses	(23,745)	
Decrease in lease liabilities	(258,926)	(97,510)
Net cash used in operating activities		(716,524)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Members		(3,529)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		0
Contributions from members		0
Net cash used in operating activities		0
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(720,053)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - BEGINNING OF YEAR		1,096,166
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - END OF YEAR		$ 376,113

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements include the accounts of the Company and the following single member limited liability companies for which the Company is the sole member: McDonald Management. McDonald Management has no assets or activity. It is solely responsible for overseeing various private funds.

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. All material intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition

The Company recognizes revenues following a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d)allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with an original maturity date of less than 90 days, such as money market deposits, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash and Deposits

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement. This interest-bearing deposit was also $100,000 at the prior year end December 31, 2022 and combined with cash and cash equivalents of $276,113 and $281,977 at December 31, 2023 and 2022, respectively, are reflected as cash, cash equivalents and restricted cash as of the beginning and end of year in the accompanying statement of cash flows.

Unearned Rebate

As of December 31, 2023, the Company has recorded an unearned rebate of $125,000 remaining as part of a $1,500,000 signing bonus received from RBC upon joining the firm in 2017, which is amortizing on the straight-line method through July 2024. Amortization of the unearned rebate during 2023 was $214,286.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Advisory fees and commissions receivable on January 1, 2023 were $2,499,812. This includes $184,000 of doubtful receivables.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2023, all receivables were considered collectible except for two amounting $269,407 which were deducted from allowable receivables.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements. The Company has not been notified of any impending examinations and are no longer subject to taxing authorities for years before 2020.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leases

The Company has adopted ASC Topic 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.0%) based on information available at the commencement of our leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (I.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized, Lease cost for lease payments is recognized on a straight-line basis over the lease term. The company has recorded an operating lease right-of-use asset of $406,704, and a lease liability of $464,719.

See Note 8, "COMMITMENTS AND CONTINGENCIES" for additional information on the Company's leases.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commissions and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company did not have any significant judgements in its revenues from contracts with customers for the year ended December 31, 2023.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges the customer a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on settlement date because that is when all parties have agreed to price and execution, and all monies and securities have settled in the contra accounts and ownership of said monies and securities have transferred fully.

Advisory Fees

The Company provides advisory services on managed assets. Revenue for advisory services is recognized on a continual basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are based on a percentage of clients' assets under management. Fees are received either monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company may record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.
There were no such assets between January 1, 2023 and December 31, 2023.

Disaggregation of Revenue

Advisory Fees		$10,228,544
Brokerage		986,558
Mutual Funds		264,034
Annuities		261,548
Other		775,134
Total Revenue	$	12,515,818

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded net capital requirements as of December 31, 2023. Net capital fluctuates on a daily basis; however, at December 31, 2023, the minimum net capital and excess net capital were $98,602 and $1,319,301 respectively.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

5. RELATED PARTY TRANSACTIONS

The Company is the sole member McDonald Management LLC that serves as general partner and manager to seven private funds (the "Funds"): MP DPI LLC, MP127 LLC, MPCF II LLC, MPCF III LLC, MPCF LLC, Eden Rock Montenegro LLC, and ERM Resort LLC.

McDonald Management LLC, is the manager of the remaining seven private funds. For the Funds, McDonald Management LLC receive no compensation from the funds for their advisory services aside from reimbursement of its reasonable expenses.

The Company does pursue claims and incur costs in its role as general partner or manager of the Funds against third parties that are not usual and customary in nature primarily to protect investor assets and also, if in the best interest of the Company. During 2023, the Company recognized significant expense for legal and other costs in connection with pursuing litigation related to investments made by two of the Funds. This litigation involves an entity for which three of the Company's current members or officers are on the entity's board of directors. The litigation is not against the entity itself. Arbitration cases discussed in Note 8 (Contingencies) also involve these investments.

The Company did serve as placement agent at the time the funds were formed and received placement fees of 3% to 5% of the gross proceeds of the offerings. The Company received at the time the Funds were formed compensation as placement agent in the form of warrants and future rights to Class B units. The Company has presently assessed the value of any warrants or future ownership rights at $0 based on the early stages of development of the related entities.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2023, consists of:

Furniture and fixtures	$ 130,631
Office equipment	258,955
	389,585
Less: Accumulated depreciation	(356,431)
Property and equipment, net	$ 33,154

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the buildings taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2023 are as follows:

Operating Lease Cost	$262,316
Total Lease Cost	$262,316

Amounts reported in the balance sheet as of December 31, 2023 were as follows:

Operating leases:	
Operating lease ROU assets	$406,704
Operating lease liabilities	$464,719
Weighted Average remaining lease term	2.17 years

Other information related to leases as of December 31, 2023 were as follows:

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2023 are as follows:

2024	205,853
2025	225,158
2026	56,567
Totals	487,578
Impact of present value	(22,859)
Total Lease Liability	$464,719

Contingencies

- The Company resolved the open arbitration case in 2023. As a result, the Company was ordered to buy back two investments from an investor. The two investments were purchased for $35,000 and $262,500 with face values of $35,000 and $500,000 respectively. The $35,000 investment was written off as of 12/31/2023 and the $262,500 is held in other assets at 10% of face value. As of December 31, 2023, the company was not involved in any open cases. The Company is, from time to time, subject to claims and suits for damages arising from its normal course of operations. In the opinion of management, the ultimate disposition of the claims and suits will not have a material adverse effect on the Company's financial position or operations.

9. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed six months of service and are at least 21 years of age. The Company made $0 safe-harbor contributions to the Plan in 2023. The Company made $165,539 in discretionary contributions for 2023.

10. SUBSEQUENT EVENTS

The company has performed an evaluation of events that have occurred subsequent to December 31st, 2023. And through April 15th, 2024. There have been no material events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31st, 2023.

MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2023

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC AND SUBSIDIAIRIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SCHEDULE I-A
DECEMBER 31, 2023

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total members' equity from statement of financial condition	$ 1,540,287
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	1,540,287
4B	Other (deductions) or allowable credits	125,000
6D	Total other deductions	(247,384)
8	Net capital before haircuts on security positions	1,417,903
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 1,417,903
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ 98,602
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 98,602
14	Excess net capital	
	Net capital	$ 1,417,903
	Less: Net capital requirement	(98,602)
	Total	$ 1,319,301
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 1,270,000
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 1,479,031
20	Percent of aggregate indebtedness to net capital	104.31%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
SCHEDULE I-B

DECEMBER 31, 2023

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 1,540,287	$ 2,214,183	$ (673,896)
Other deductions	(122,384)	(924,790)	802,406
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 1,417,903	$ 1,414,393	$ 3,510
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 98,602	$ 98,602	$ -
Excess net capital			
Net capital	$ 1,417,903	$ 1,414,393	$ 3,510
Less: Net capital requirement	(98,602)	(98,602)	-
Total	$ 1,319,301	$ 1,315,791	$ 3,510
Net capital less 10% of aggregate indebtedness	$ 1,270,000	$ 1,266,490	$ 3,510
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,479,031	$ 1,479,031	$ -
Percent of aggregate indebtedness to net capital	104.31%	104.57%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital and aggregate indebtedness as presented in Part IIA of Form X-17A-5 as of December 31, 2023

Net Capital as reported	1,414,393
Net Capital as reported above	1,417,903
Aggregate Indebtedness as reported	1,479,031
Aggregate Indebtedness as reported above	1,479,031

MCDONALD PARTNERS, LLC AND SUBSIDIARY

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2023

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

MCDONALD PARTNERS, LLC AND SUBSIDIARY

SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2023

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

MCDONALD PARTNERS, LLC AND SUBSIDIARY

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

The undersigned, as member of management of McDonald Partners, LLC ("we" or "the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception.

McDonald Partners, LLC

By:

[signature]

____

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Shareholders
McDonald Partners, LLC and Subsidiaries
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying exemption report, in which (1) McDonald Partners, LLC and Subsidiaries identified the following provisions of 17 C.F.R. §15c3-3(k) under which McDonald Partners, LLC and Subsidiaries claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) McDonald Partners, LLC and Subsidiaries stated that McDonald Partners, LLC and Subsidiaries met the identified exemption provisions throughout the most recent fiscal year without exception. McDonald Partners, LLC and Subsidiaries' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDonald Partners, LLC and Subsidiaries' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maloney + Novotny LLC

Cleveland, Ohio
April 15, 2024

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed Upon Procedures

To the Shareholders
McDonald Partners, LLC and Subsidiaries
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of McDonald Partners, LLC and Subsidiaries (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of McDonald Partners, LLC and Subsidiaries and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
April 15, 2024